SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)1

Grubb & Ellis Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

40009 52 0
(CUSIP Number)

C. Michael Kojaian c/o Kojaian Ventures, L.L.C. 39400 Woodward Avenue, Suite 250 Bloomfield Hills, Michigan 48304 Telephone (240) 644-7600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2002
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

          Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 12 Pages)

_________________
1          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40009 52 0	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mike Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 850,844 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 850,844 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,844

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*

14	TYPE OF REPORTING PERSON IN

* Based on 14,897,763 shares reported by the Company in its most recent Form 10-Q to have been outstanding as of January 31, 2002.

CUSIP NO. 40009 52 0	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C. Michael Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 850,842 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 850,842 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,842

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*

14	TYPE OF REPORTING PERSON IN

* Based on 14,897,763 shares reported by the Company in its most recent Form 10-Q to have been outstanding as of January 31, 2002.

CUSIP NO. 40009 52 0	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON OO

CUSIP NO. 40009 52 0	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures-MM, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON CO

          This Amendment No. 2 to Schedule 13D is being filed on behalf of Mike Kojaian, C. Michael Kojaian, Kojaian Ventures, L.L.C., a Michigan limited liability company ("KV"), and Kojaian Ventures-MM, Inc., a Michigan corporation and managing member of KV ("KVMM"), relating to the common stock, par value $.01 per share ("Common Stock"), of Grubb & Ellis Company, a Delaware corporation (the "Company"). This Amendment No. 2 amends in certain respects Amendment No. 1 to Schedule 13D filed by Mike Kojaian and C. Michael Kojaian on February 13, 2001 ("Amendment No. 1"). All items not reported in this Amendment No. 2 are herein incorporated by reference from Amendment No. 1.

Item 2.	Identity and Background

          This Amendment No. 2 is being filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM (collectively, the "Reporting Persons").

          Mike Kojaian is the President and C. Michael Kojaian is the Executive Vice President and Treasurer of Kojaian Management Corporation, which is engaged in the business of managing commercial real estate. The address of the principal executive offices of Kojaian Management Corporation, which is the business address of each of Mike Kojaian and C. Michael Kojaian, is 39400 Woodward Avenue, Suite 250, Bloomfield Hills, Michigan 48304. During the last five years, neither Mike Kojaian nor C. Michael Kojaian has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Mike Kojaian nor C. Michael Kojaian was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each of Mike Kojaian and C. Michael Kojaian is a citizen of the United States of America.

          The address of KV's principal business and its principal office is 39400 Woodward Avenue, Suite 250, Bloomfield Hills, Michigan 48304. KV's principal business is investing in real estate and other investments. During the last five years, neither KV nor any of its managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, KV has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in KV or any of its managers being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. KV is a limited liability company organized under Michigan law. It is wholly owned by C. Michael Kojaian.

          The address of KVMM's principal business and its principal office is 39400 Woodward Avenue, Suite 250, Bloomfield Hills, Michigan 48304. KVMM's principal business is acting as the manager of KV. During the last five years, neither KVMM nor any of its officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, KVMM has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in KVMM or any of its officers or directors being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. KVMM is a corporation incorporated under Michigan law. C. Michael Kojaian is President of KVMM.

Item 3.	Source and Amount of Funds or Other Consideration.

          The contents of Item 3 of Amendment No. 1 are herein incorporated by reference. Neither KV nor KVMM is a beneficial owner of any securities of the Company as of the date of this Amendment No. 2. KV intends to use available funds and investments to make the purchases of the Company's securities described in Items 4 and 6 below.

Item 4.	Purpose of Transaction.

          The Common Stock currently owned by Mike Kojaian and C. Michael Kojaian was acquired by each of them as an investment. Neither KV nor KVMM is a beneficial owner of any securities of the Company as of the date of this Amendment No. 2.

          KV has entered into a Letter Agreement (the "Letter Agreement") with the Company, discussed in Item 6 below, the contents of which are herein incorporated by reference. Pursuant to the Letter Agreement, KV will acquire Common Stock and certain other securities of the Company if the transactions contemplated by the Letter Agreement are consummated. If these transactions are consummated, it is expected that the Reporting Persons would acquire, or would have the ability to acquire, effective voting control of the Company. KV is acquiring the Common Stock and other securities of the Company as an investment.

          The Reporting Persons may from time to time in the future acquire or dispose of additional securities of the Company in open market or privately negotiated transactions, depending on market conditions and other considerations that the Reporting Persons deem relevant. As of the date of this Amendment No. 2, the Reporting Persons have no specific plans or proposals to acquire or dispose of securities of the Company, other than the transactions contemplated by the Letter Agreement.

          Consummation of the transactions contemplated by the Letter Agreement may require changes to the Company's Certificate of Incorporation in order to authorize and issue the securities contemplated thereby.

          C. Michael Kojaian has served as a director of the Company since December 11, 1996. The Reporting Persons may in the future consider changing the size or composition of the Company's Board of Directors. The Reporting Persons have no specific plans with respect to changes in the Company's Board of Directors as of the date of this Amendment No. 2.

          In its Form 8-K Current Report dated April 15, 2002, the Company reported that, pursuant to its Listing Agreement with the New York Stock Exchange ("NYSE"), the Company will seek to obtain stockholder approval in connection with the transactions contemplated by the Letter Agreement. The Company further reported that in the event that the Company does not obtain the requisite stockholder approval, or obtain a waiver from the NYSE, the Company would be in violation of its Listing Agreement with the NYSE and its shares may be subject to delisting from the NYSE.

          The Reporting Persons reserve the right to take any and all actions with respect to their respective investments in the Company as they from time to time may determine in the future in their sole discretion.

Item 5.	Interest in Securities of the Issuer

          (a)          Mike Kojaian is the beneficial owner of 850,844 shares of the Company's Common Stock through his direct ownership of 850,844 shares of Common Stock. These shares of Common Stock represent approximately 5.7% of the outstanding shares of Common Stock, based on 14,897,763 outstanding shares of Common Stock as of January 31, 2002, as reported in the Company's Form 10-Q for the quarter ended December 31, 2001.

          C. Michael Kojaian is the beneficial owner of 850,842 shares of the Company's Common Stock through his direct ownership of 850,842 shares of Common Stock. These shares of Common Stock represent approximately 5.7% of the outstanding shares of Common Stock, based on 14,897,763 outstanding shares of Common Stock as of January 31, 2002, as reported in the Company's Form 10-Q for the quarter ended December 31, 2001.

          Neither KV nor KVMM is a beneficial owner of any securities of the Company as of the date of this Amendment No. 2. KV has entered into a Letter Agreement with the Company, as discussed in Item 6 below, the contents of which are herein incorporated by reference, pursuant to which it will acquire Common Stock and certain other securities of the Company if the transactions contemplated by the Letter Agreement are consummated.

          (b)          Mike Kojaian has sole voting and dispositive power over 850,844 shares of the Company's Common Stock and shared voting and dispositive power over 0 shares of Common Stock.

          C. Michael Kojaian has sole voting and dispositive power over 850,842 shares of the Company's Common Stock and shared voting and dispositive power over 0 shares of Common Stock.

          Mike Kojaian and C. Michael Kojaian and certain other persons are parties to a Voting Agreement dated January 24, 1997 concerning the voting of shares of the Company's Common Stock, as described in Item 6 below, the contents of which are herein incorporated by reference. However, each of Mike Kojaian and C. Michael Kojaian reserve the right to act independently with respect to the shares of the Company's Common Stock owned by them and disclaim beneficial ownership of the shares of the Company's Common Stock owned by the other.

          (c)          In the sixty (60) days prior to the date of this report, none of the Reporting Persons engaged in any transactions with respect to the Company's Common Stock.

          (d)          Not applicable.

          (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          On April 15, 2002, the Company's Board of Directors, upon the recommendation of a special committee of disinterested members of the Board of Directors, ratified the Company's entering into of the Letter Agreement with KV. Pursuant to the Letter Agreement, KV agreed, subject to the satisfaction of certain terms and conditions, to provide the Company with the funding necessary for the Company to replace the financing (the "Warburg Financing") that it recently received from its majority stockholder, Warburg, Pincus Investors, L.P. ("Warburg").

          Pursuant to the terms of the Letter Agreement, KV has agreed to provide the Company with the money necessary for the Company to exercise its option to replace the Warburg Financing upon terms similar to the Warburg Financing, subject to the differences set forth in the Letter Agreement.

          Consummation of the transactions contemplated by the Letter Agreement would result in the following, among other things:

          •          KV would provide the Company with $15,158,431, plus interest accrued on the Company's promissory note dated March 7, 2002 in the principal amount of $5,000,000 issued to Warburg and Warburg's reasonable documented out-of-pocket expenses associated with such promissory note (not to exceed $100,000);

          •          $11,000,000 of KV's investment would be in the form of convertible subordinated indebtedness in the form used in the Warburg Financing, modified to make KV the payee and with the additional modifications set forth in the Letter Agreement.

          •          The Company would redeem the 1,337,358 shares of Common Stock issued to Warburg upon its exercise of warrants earlier in 2002 for an aggregate sum of $4,158,431, and issue an equal number of such shares to KV or its designee at a price per share of approximately $3.11.

          The $11,000,000 of convertible subordinated debt described above would be convertible, generally at the option of the holder, into shares of the Company's Series A Preferred Stock. The Series A Preferred Stock would have veto rights with respect to certain corporate transactions and voting power equivalent to its liquidation preference on all matters that are subject to a stockholder vote. Upon the closing of the transactions contemplated by the Letter Agreement, after giving effect of the conversion of the $11,000,000 of convertible subordinated debt into Series A Preferred Stock, it is expected that KV and its affiliates would acquire or have the ability to acquire between 50% and 55% of the voting power of the Company.

          Consummation of the transactions contemplated by the Letter Agreement is subject to several conditions set forth in the Letter Agreement and there can be no assurance that these transactions will occur.

          The foregoing is a summary of the terms of the Letter Agreement and does not purport to be a complete discussion of that document. Accordingly, the foregoing is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as an exhibit to this Amendment No. 2 and herein incorporated by reference. The terms of the Letter Agreement are also described in further detail in Item 1 of the Company's Form 8-K Current Report dated April 15, 2002.

          Mike Kojaian and C. Michael Kojaian (collectively, "the Kojaian Shareholders"), Archon Group, L.P. ("ALP"), and Warburg (along with Warburg and ALP, the "Shareholders") are party to a letter agreement, dated January 24, 1997 (the "Voting Agreement"), whereby each agreed to (1) vote all of the shares of Common Stock of the Company owned by such Shareholder, and (2) cause directors nominated by such Shareholder to vote to nominate directors, as follows: (i) if and so long as the Kojaian Shareholders, or any transferee owned or controlled by them that agrees to be bound by the terms of such letter agreement, beneficially owns 1,250,000 shares of the Company's Common Stock, for a director nominee selected by a majority of the Kojaian Shareholders, who shall be a Kojaian Shareholder or an officer or partner of any entity owned or controlled by any of the Kojaian Shareholders, to be nominated and elected to the Company's Board of Directors; (ii) if and so long as Warburg beneficially owns 5,059,169 shares of the Company's Common Stock, for those nominees designated by Warburg, who shall be officers of Warburg or any of its venture banking affiliates, to be nominated and elected to the Company's Board of Directors; and (iii) if and so long as ALP beneficially owns 1,250,000 shares of the Company's Common Stock, for a director nominee designated by ALP who shall be an employee of ALP, Goldman, Sachs & Co. or an affiliate thereof, to be nominated and elected to the Company's Board of Directors. The Voting Agreement is terminable in the event that all directors nominated by any of Warburg, the Kojaian Shareholders, or ALP either resign or decline to be nominated for reelection and no other nominees are nominated by such Shareholder or such Shareholder fails to nominate any director or directors for election (a "Terminated Shareholder"), in which case (a) the rights and obligations of such Terminated Shareholder under the Voting Agreement shall terminate with respect to such Terminated Shareholder and (b) each remaining Shareholder shall have no obligation hereunder toward or with respect to such Terminated Shareholder or its nominees.

          The Company, Warburg, Joe F. Hanauer, Mike Kojaian and C. Michael Kojaian entered into a Registration Rights Agreement dated as of December 11, 1996. Pursuant to that agreement, Mike Kojaian and C. Michael Kojaian have the right to demand that the Company file up to three registration statements with respect to sales of Common Stock by Mike Kojaian and C. Michael Kojaian, and Mike Kojaian and C. Michael Kojaian also have "piggyback" registration rights to participate in certain other registered offerings of Common Stock.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Letter Agreement dated April 14, 2002 between the Company and KV.

Exhibit 2	Joint Filing Agreement dated April 18, 2002 by and among the Reporting Persons.

Exhibit 3	Voting Agreement, dated January 24, 1997, among ALP, Warburg, Mike Kojaian, Kenneth Kojaian and C. Michael Kojaian.

Exhibit 4

Registration Rights Agreement, dated December 11, 1996, among the Company, Warburg, Joe F. Hanauer, Mike Kojaian, Kenneth Kojaian and C. Michael Kojaian. Filed as Exhibit 2 to the Schedule 13D of Mike Kojaian, Kenneth Kojaian and C. Michael Kojaian filed on December 23, 1996 and herein incorporated by reference.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2002	/s/ Mike Kojaian Mike Kojaian

Dated: April 18, 2002	/s/ C. Michael Kojaian C. Michael Kojaian

Dated: April 18, 2002	KOJAIAN VENTURES, L.L.C. By: Kojaian Ventures-MM, Inc., its Managing Member

By /s/ C. Michael Kojaian C. Michael Kojaian, President

Dated: April 18, 2002	KOJAIAN VENTURES-MM, INC.

By /s/ C. Michael Kojaian C. Michael Kojaian, President